Susan J. Thomas
Secretary

Suite 2411

One American Road

Dearborn, MI  48126

(313) 594-9876

February 26, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katherine Hsu and Arthur Sandel

Re:	Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
Amendment No. 2 to Registration Statement on Form SF-3
Filed February 17, 2016
File Nos. 333-208514, 333-208514-01 and 333-208514-02

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, Ford Credit Auto Lease Two LLC, CAB East LLC and CAB West LLC (collectively, the “Registrants”) request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on December 14, 2015 and amended on February 3, 2016 and February 17, 2016 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 11:00 a.m. on Tuesday, March 1, 2016 or as soon thereafter as practicable.

The Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FORD CREDIT AUTO LEASE TWO LLC

By:	/s/ Susan J. Thomas
Name:	Susan J. Thomas
Title:	Secretary

CAB EAST LLC

By:	/s/ Susan J. Thomas
Name:	Susan J. Thomas
Title:	Secretary

CAB WEST LLC

By:	/s/ Susan J. Thomas
Name:	Susan J. Thomas
Title:	Secretary